UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number 001-38813

Highest Performances Holdings Inc.

12F, Block B, Longhu Xicheng Tianjie
No. 399 Huazhaobi Xishun Street, Jinniu District, Chengdu
Sichuan Province, People’s Republic of China
Tel: +86-028-86762596

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

Change of Board of Directors

On March 31, 2025, the board of directors (the “Board”) of Highest Performances Holdings Inc. (the “Company”) was notified by Mr. Ziming Huang of his immediate resignation from his positions as an independent director of the Board, chairperson of the audit committee and a member of the compensation committee and the nominating and governance committee. The resignation of Mr. Huang was not due to any dispute or disagreement with the Company.

To fill in the vacancies created by the resignation of Mr. Huang, the Board has appointed Ms. Pei Yu to serve as an independent director of the Board, chairperson of the audit committee and a member of the compensation committee and the nominating and governance committee, effective from April 1, 2025. The Board has determined that Ms. Yu satisfies the independence requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules and meets the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934. The Board has also determined that Ms. Yu qualifies as an “audit committee financial expert.”

The following is the biographical information of Ms. Pei Yu.

Ms. Pei Yu has served as Finance Manager at Shenzhen Clarion Capital Venture Capital Co., Ltd. since July 2024. In this role, she has demonstrated exceptional proficiency in financial operations and strategic governance. In this role, she spearheads fiscal planning, investment analysis, and capital structure optimization. Prior to her current position, Ms. Yu served as a Senior Audit Professional at PricewaterhouseCoopers LLP from 2021 to 2024, where she led cross-functional teams in delivering critical services including financial statement audits for multinational corporations and IPO readiness assessments and capital markets advisory. She received a Master of Accounting from The Australian National University in 2019 and a Bachelor of financial Management in the West of Anhui University in 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Highest Performances Holdings Inc.
Date: April 1, 2025
	By:	/s/ Min Zhou
		Name:	Min Zhou
		Title:	Vice-Chairman of the Board, Chief Executive Officer

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